December 22, 2004


Ms. Goldie B. Walker
Mr. John D. Reynolds, Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Iron Star Development, Inc., Your file No. 0-51013
          Registration Statement on Form 10-SB
          Filed on November 5, 2004.
          Amendment Filed on December 15, 2004

Dear Ms. Walker and Mr. Reynolds:

     A second amendment is filed on behalf of Iron Star to correct the typographical error in the spelling of Mr. Ken Worm's name. The proper correction has been made to page 17 and his name is now spelled correctly. We extend our apologies to Mr. Worm.

     Please call me if you have any questions. No redline copy is provided because only one change was made other than an explanatory note and date changes.


                              Very truly yours,



                              Wallace T. Boyack


Enc.